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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)(1)

Arena Pharmaceuticals, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
040047 10 2 (CUSIP Number)
Hope Flack BVF Partners L.P. 227 West Monroe Street, Suite 4800 Chicago, Illinois 60606 (312) 263-7777 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 11, 2002 (Date of Event Which Requires Filing of this Amendment)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

        (Continued on following pages)
(Page 1 of 9 Pages)

(1)
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 040047 10 2	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON: Biotechnology Value Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/x/
		(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0

		8	SHARED VOTING POWER 2,263,745

		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 2,263,745

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,263,745

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%

14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 040047 10 2	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON: Biotechnology Value Fund II, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/x/
		(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0

		8	SHARED VOTING POWER 1,453,102

		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 1,453,102

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,453,102

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%

14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 040047 10 2	13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON: BVF Investments, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/x/
		(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0

		8	SHARED VOTING POWER 3,714,365

		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 3,714,365

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,714,365

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%

14	TYPE OF REPORTING PERSON* OO

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 040047 10 2	13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON: BVF Partners L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/x/
		(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0

		8	SHARED VOTING POWER 7,658,412

		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 7,658,412

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,658,412

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7%

14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 040047 10 2	13D	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON: BVF Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/x/
		(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0

		8	SHARED VOTING POWER 7,658,412

		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 7,658,412

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,658,412

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7%

14	TYPE OF REPORTING PERSON* IA, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 7 of 9 Pages

        This Amendment No. 1 to the Statement on Schedule 13D (this "Amendment") is being filed with the Securities and Exchange Commission on behalf of the Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), BVF Investments, L.L.C., a Delaware limited liability company ("Investments"), BVF Partners L.P., a Delaware limited partnership ("Partners") and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF, BVF2, Investments, and Partners, the "Reporting Persons") with respect to the Common Stock, par value $0.0001 per share (the "Stock"), of Arena Pharmaceuticals, Inc., a Delaware corporation ("Arena"). The principal executive office of Arena is located at 6166 Nancy Ridge Road, San Diego, California 92121.

Item 3 is hereby amended to read in its entirety as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Since August 12, 2002, Partners, in its capacity as (i) general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 547,925 shares of the Stock for an aggregate consideration of $2,739,625.00, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners; (ii) general partner of BVF2, has purchased on behalf of such limited partnership an aggregate number of 334,802 shares of the Stock for an aggregate consideration of $1,674,010.00, utilizing funds provided by BVF2 from its working capital pursuant to the terms of its limited partnership agreement with Partners; and (iii) manager of Investments, has purchased on behalf of such limited liability company an aggregate number of 1,161,565 shares of the Stock for an aggregate consideration of $5,807,825.00, utilizing funds provided by Investments from its working capital pursuant to the terms of its operating agreement.

Item 4 is hereby amended to read in its entirety as follows:

ITEM 4. PURPOSE OF TRANSACTIONS.

        The sole purpose of the acquisitions of the shares of Stock reported herein was for investment. The Reporting Persons review their investments on an ongoing basis. Such continuing review may result in the Reporting Persons acquiring additional Stock, or selling all or a portion of their Stock, in the open market or in privately negotiated transactions with the Issuer or third parties or maintaining their holdings at current levels. The Reporting Persons are engaged in discussions with representatives of the Issuer regarding representation on the Issuer's Board of Directors. The Reporting Persons may provide constructive input regarding measures intended to maximize shareholder value and, consistent with the investment purpose, may engage in communications with one or more shareholders of the Issuer and/or one or more members of the board of directors, officers or representatives of the Issuer regarding the Issuer. The Reporting Persons' review of their investments and these activities may result in the Reporting Persons formulating plans or making proposals regarding actions set forth in Item 4 of Schedule 13D. The Reporting Persons' decision to acquire or dispose of Stock, hold Stock or take such other actions will depend on market, economic and other conditions, including an ongoing evaluation of the Issuer's financial condition, operations and prospects, the actions of the Issuer's management and the Board and other future developments, regulatory requirements and the relative attractiveness of alternative business and investment opportunities. Such transactions or actions, if any, would be made at such times and in such manner as the Reporting Persons, in their discretion, deem advisable.

        The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect to their investment in the Issuer, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Page 8 of 9 Pages

Item 5 is hereby amended to read in its entirety as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

  (a)
  BVF beneficially owns 2,263,745 shares of the Stock, BVF2 beneficially owns 1,453,102 shares of the Stock, Investments beneficially owns 3,714,365 shares of the Stock and each of Partners and BVF Inc. beneficially owns 7,658,412 shares of the Stock, representing approximately 8.2%, 5.3%, 13.4% and 27.7%, respectively, of the aggregate number of shares of common stock outstanding as of July 31, 2002.
  (b)
  Each of BVF, BVF2 and Investments shares with Partners voting and dispositive power over the shares of the Stock each such entity beneficially owns. Partners and BVF Inc. share voting and dispositive power over the 7,658,412 shares of the Stock they beneficially own with, in addition to BVF, BVF2 and Investments, Investment 10, L.L.C., an Illinois limited liability company ("ILL10") and managed account on whose behalf Partners, as investment advisor, purchased such shares. ILL10 specializes in holding biotechnology stocks for investment purposes and its business address is 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606.
  (c)
  There have been no transactions by BVF, BVF2, Investments, Partners or BVF Inc. in securities of the Issuer during the past sixty days, other than those transactions described in Item 3 that are pursuant to the terms and conditions of the Stock Purchase Agreement, attached hereto as Exhibit 2.
  (d)
  ILL10 is entitled to receive dividends and any sale proceeds with respect to shares of the Stock in proportion to its respective ownership interest therein.

Item 6 is hereby amended to read in its entirety as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

        Partners is the general partner of each of BVF and BVF2 pursuant to limited partnership agreements which authorize Partners, among other things, to invest the funds of BVF and BVF2 in shares of the Stock and to vote, exercise or convert and dispose of such shares. Pursuant to such limited partnership agreements, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets. Pursuant to the operating agreement of Investments, Partners is authorized, among other things, to invest the funds of Ziff Asset Management, L.P., the majority member of Investments, in shares of the Stock and to vote, exercise or convert and dispose of such shares and is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets. Pursuant to an investment management agreement with ILL10, Partners and BVF Inc. have authority, among other things, to invest funds of ILL10 in shares of the Stock and to vote, exercise or convert and dispose of such shares. Pursuant to such investment management agreement, Partners and BVF Inc. receive fees based on assets under management and realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1—Agreement Regarding Joint Filing

        Exhibit 2—Stock Purchase Agreement

Page 9 of 9 Pages

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:	October 18, 2002

BIOTECHNOLOGY VALUE FUND, L.P.
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT Mark N. Lampert President
BVF INVESTMENTS, L.L.C.
	By:	BVF Partners L.P., its manager
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT Mark N. Lampert President
BVF PARTNERS L.P.
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President
BVF INC.
	By:	/s/ MARK N. LAMPERT Mark N. Lampert President

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  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 4. PURPOSE OF TRANSACTIONS.
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.
  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.